SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

For Immediate Release

Sapiens Announces Impressive Double Digit Revenue & Profit Growth for Q2 2010

Cary, N.C. – August 11, 2010 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the insurance industry and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its earnings results for the second quarter of 2010.

Financial Highlights for the Second Quarter and Year to Date Results as of June 30, 2010

•	Second quarter revenues increased by 22% year over year;

•	Operating profit increased by 24% for the second quarter, and by 36% for the half year, compared to comparable periods in 2009;

•	Second quarter net income increased to $1.4 million, 60% growth compared to the same period last year;

•	Non-GAAP operating profit reached the $2 million bar.

•	On a non-GAAP basis, net income for the first half of 2010 increased by 57% compared to the same period last year.

Results

For the second quarter ended June 30, 2010, total revenues were $12.5 million, with net income of $1.4 million, or $0.06 per fully diluted share. This compares with revenues of $10.2 million and net income of $0.9 million, or $0.04 per fully diluted share, for the same period last year.

On a Non GAAP basis, total net income was $1.8 million for the second quarter, or $0.08 per fully diluted share, compared to $1.1 million, or 0.05 per fully diluted share for the same period last year.

For the six-month period ended June 30, 2010, total revenues were $24.4 million, with net income of $2.9 million, or $0.13 per fully diluted share. This compares with revenues of $21.0 million and net income of $1.9 million, or $0.09 per fully diluted share, for the same period last year.

Total cash and cash equivalents as of June 30, 2010 totaled $10.4 million and with total shareholders’ equity of $30 million which represents 59% of the total balance sheet. The strong financial position is an outcome of 15 consecutive quarters of operational profit.

Roni Al-Dor, President and CEO of Sapiens International Corporation commented, “This has been an exciting quarter for us, with impressing strong, positive results. The growth in our revenues and profits demonstrates a positive momentum, and the completion of the acquisition of Harcase Solutions strengthens the arsenal with which we move forward. The market is responding positively to the innovative RapidSure Policy Administration solution, and we have gained momentum in new sales opportunities of this product. We are currently focused on building the pipeline for the RapidSure policy administration solution which, following the Harcase acquisition is now part of our insurance software solutions portfolio.”

 “Looking forward”, Mr. Al-Dor concluded, “we expect a continued investment in sales and marketing, as we further establish our position as a leader  of innovation for the insurance software solutions market.”

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the six months ended
U.S GAAP basis	06/30/2010	06/30/2009	06/30/2010	06/30/2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	12,497	10,233	24,420	20,977
Operating profit	1,563	1,260	3,181	2,340
Net income	1,415	886	2,941	1,904
Basic earnings per share	0.06	0.04	0.13	0.09
Diluted earnings per share	0.06	0.04	0.13	0.09

NonGAAP
Revenues	12,497	10,233	24,420	20,977
Operating profit	1,977	1,457	3,860	2,733
Net income	1,814	1,083	3,605	2,297
Basic earnings per share	0.08	0.05	0.17	0.11
Diluted earnings per share	0.08	0.05	0.17	0.11

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens' management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens' results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

About Sapiens International
Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry. Sapiens is dedicated to developing innovative insurance solutions for the ever-changing Property & Casualty, Reinsurance, and Life & Pension business environments.  By leveraging innovative technology, open standards and model driven architecture, we help insurers create their competitive advantage. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

For More Information

Roni Giladi
Chief Financial Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

Roni Al-Dor
Chief Executive Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	6/30/2010	12/31/2009
	(Unaudited)	(Audited)
Assets

Cash and cash equivalents	$10,409	$11,172
Trade receivables, net	6,913	5,132
Other current assets	2,675	3,008
Total current assets	19,997	19,312

Property and equipment, net	949	897
Other assets, net	29,783	25,565

Total assets	$50,729	$45,774

Liabilities and equity

Trade payables	$1,237	1,197
Other liabilities and accrued expenses	11,253	10,199
Deferred revenues	6,951	6,991
Total current liabilities	19,441	18,387

Long-term debt and other long-term liabilities	1,310	972
Equity*	29,978	26,415

Total liabilities and equity	$50,729	$45,774

*) Sapiens issued and outstanding share capital as of June 30, 2010 is 22,057,006

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six months ended
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$12,497	$10,233	$24,420	$20,977

Cost of revenues	$6,999	$5,198	$13,972	$11,186

Gross Profit	5,498	5,035	10,448	9,791

Operating expenses
Research and development, net	$761	$717	$1,472	$1,448
Selling, marketing, general and administrative	$3,174	$3,058	$5,795	$6,003

Operating Profit	1,563	1,260	3,181	2,340

Financial expenses, net	$31	$349	$22	$363
Other expenses, net	$106	$25	$242	$73

Net Income	$1,426	$886	$2,917	$1,904

Attributable to non-controlling interest	$11	-	$(24)	-

Net income attributable to Sapiens	$1,415	$886	$2,941	$1,904

Earnings per share
Basic	$0.06	$0.04	$0.13	$0.09
Diluted	$0.06	$0.04	$0.13	$0.09

Weighted average number of shares used to computation of earnings per share
Basic	21,927	21,591	21,762	21,591
Diluted	22,616	21,591	22,151	21,591

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six months ended
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP operating profit	1,563	1,260	3,181	2,340
Amortization of intangible assets and compensation related to acquisition	103	-	103	-
Amortization of capitalized software	1,448	1,062	2,796	2,068
Capitalization of software developments	(1,250)	(915)	(2,408)	(1,774)
Stock-based compensation	113	50	188	99
Total adjustments to GAAP	414	197	679	393
Non-GAAP operating profit	1,977	1,457	3,860	2,733

GAAP net income	1,415	886	2,941	1,904
Total adjustments to GAAP as above	414	197	679	393
Deferred taxes related to acquisition	(15)	-	(15)	-
Non-GAAP net income	1,814	1,083	3,605	2,297

Non-GAAP basic earnings per share	0.08	0.05	0.17	0.11

Non-GAAP diluted earnings per share	0.08	0.05	0.17	0.11

Weighted average number of shares used to computation of earnings per share
Basic	21,927	21,591	21,762	21,591

Diluted	22,616	21,591	22,151	21,591

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: August 11,2010	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer